FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GPA

alimentando sonhos e vidas

PãodeAçúcar

EARNINGS
RELEASE
1Q22

May 4th, 2022

25 YEARS CBD LISTED NYSE

PCAR B3 LISTED NM

IBOVESPA B3 IBRX100 B3 ICON B3 ISE B3 IVBX B3 SMLL B3

ICO2 B3 IGC-NM B3 IGCT B3 IGC B3 ITAG B3 IBRA B3

EARNINGS

RELEASE

1Q22

São Paulo, May 4th, 2022

GPA [B3: PCAR3; NYSE: CBD] announces its results for the first quarter of 2022 (1Q22). In consequence of discontinuing hypermarket operations, as disclosed in the material fact or/notice to the market of October 14 and December 16, 2021, February 24 and April 13, 2022, Extra hypermarket operations will be deemed discontinued operations. Hence, net sales as well as the other result items were retrospectively adjusted, as established by IFRS 5/CPC31, approved by CVM Resolution No. 598/09 – Noncurrent assets held for sale and discontinued operations. The comments below concern the result from continuing operations. Comparisons are with the same period in 2021, unless stated otherwise. The results include the effects of IFRS 16/CPC 06 (R2), unless stated otherwise.

Resilient Consolidated Result for the period

•	Total consolidated gross revenue from continuing operations reached R$11.1 billion in 1Q22, an 11.2% increase in the same-store concept vs. 1Q21;
•	Consolidated Adjusted EBITDA totaled R$655 million in 1Q22 with a Consolidated Adjusted EBITDA Margin of 6.5%, a 110 bps decrease vs. 1Q21;
•	The Consolidated Net Profit of Controlling Shareholders reached R$1,399 million. As released on April 4, 2022, we completed, in 1Q22, the assignment of rights to exploit more than 40 commercial points to Assaí, reaching 86% of the transaction scope, and thus the net profit from discontinued activities was R$1,510 million for the period;
•	The cash position at the end of the quarter was R$3.6 billion, 2.0x times the Company’s short-term debt.

Double-digit growth internationally

•	Grupo Éxito recorded strong double-digit growth in same-store sales at 20.8% vs. 1Q21 (in constant currency), growing in the 3 countries in which it operates, which is mainly due to increase in store traffic and economy reopening with the resumption of tourism. Omnichannel sales represented 9.4% of total sales of 1Q22;
•	Grupo Éxito reached an Adjusted EBITDA Margin of 7.0% in 1Q22, a decrease of 120 bps compared to 1Q21, which refers to lower nonrecurrent real estate development and trading fees in 1Q22 vs. 1Q21.

New GPA Brazil transition quarter

•	The gross revenue from sales of the New GPA Brazil (excluding gas stations) amounted to R$3.8 billion in 1Q22, in line with 1Q21, which was affected by a punctual stockout effect, due to a period of adjustment in the logistics network after the closing of the hypermarkets. In 1Q22, total online sales penetration was 9.9%;
•	At GPA Brazil, the Adjusted EBITDA margin (pro forma) was 8.2% in 1Q22, which was mainly affected by the lower dilution of the fixed costs. With a greater focus on more profitable formats and our expansion and conversion plan, we expect a dilution of the fixed costs in the next quarters and, as a consequence, an evolution on our profitability margin.

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GPA Consolidated

Transition quarter regarding operations in Brazil and maintenance of strong resumption of Grupo Éxito

R$ million, except when indicated	GPA Consolidated(1)
	1Q22	1Q21	Δ
Gross Revenue	11,105	10,836	2.5%
Net Revenue	10,069	9,844	2.3%
Gross Profit	2,608	2,613	-0.2%
Gross Margin	25.9%	26.5%	-60 bps
Selling, General and Administrative Expenses	(1,914)	(1,907)	0.4%
% of Net Revenue	19.0%	19.4%	-40 bps
Other Operating Revenue (Expenses)	(23)	(54)	-58.3%
Adjusted EBITDA(2)	655	745	-12.2%
Adjusted EBITDA Margin(2)	6.5%	7.6%	-110 bps
Net Income Controlling Shareholders - Continued Operations	(111)	103	-208.2%
Net Margin Controlling Shareholders - Continued Operations	-1.1%	1.0%	-210 bps
Net Income Controlling Shareholders - Discontinued Operations(3)	1,510	10	n.d.
Net Income Controlling Shareholders Consolidated	1,399	112	n.d.

(1) The consolidated considers profit and loss of the operations of GPA Brazil, the operations of Grupo Éxito (Colombia, Uruguay, and Argentina), other businesses (Stix Fidelidade, Cheftime, and James Delivery), and the result of the equity income of CDiscount

(2) Operating income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses)

(3) Includes the result of hypermarket operations

Message from the CEO

We started the first quarter of the year in a situation of transition for business in Brazil, with the closing process of hypermarket-format stores, which requires restructuring and resizing of the entire business. At Grupo Éxito, we see a resumption of traffic in stores, with the economy reopening and the resumption of tourism, which gave rise to strong growth, as has happened in the previous quarters.

Our consolidated gross revenue increased 11.2% in the same-store sales concept in 1Q, driven especially by the results of Éxito in the three countries in which it operates. In Brazil, despite the challenges of the macro scenario, with high pressure due to inflation and the deterioration in the population’s income, we recorded gross revenue in line with the 1Q21.

The new cycle that has started in GPA Brazil enables us to put into practice an important expansion plan, which provides for the opening of 200 new stores by 2024. This quarter, we have opened two new stores - one Minuto Pão de Açúcar and one Pão de Açúcar Fresh. There are 25 units being converted from hypermarkets into Pão de Açúcar or Mercado Extra, and approximately 40 Pão de Açúcar stores are in the process of revitalization, with opening expected over the next few months. Our food e-commerce business remains an important way of growing and we will continue to strengthen it, supported by an open collaborative platform, as part of a multichannel strategy. In Colombian Carulla, omnichannel sales share reached an incredible 17%, a benchmark for the sector.

Lastly, we have started the second quarter confident of the strategy defined, focused on our strategic priorities, to “do the basics well” and resume our business strengths in Brazil, maintaining the constant growth of Grupo Éxito. We have simplified our structure, resized the Company and now we look to the future, focused on delivering results sustainably.

Marcelo Pimentel
GPA’s CEO

Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

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Sales Performance

GPA Brazil

Challenging quarter for New GPA transformation

GROSS REVENUE	1Q22/1Q21
(R$ million)	Selling	% Total Stores	Same Store Sales(4)
Pão de Açúcar	1,870	-1.5%	0.1%
Mercado Extra / Compre Bem	1,337	0.5%	0.6%
Proximity	564	7.5%	5.5%
Other businesses(1)	37	-31.5%	n.d.
New GPA Brazil ex Gas Stations	3,808	0.0%	1.0%
Gas Stations	363	-18.0%	-16.7%
New GPA Brazil	4,171	-1.8%	-0.9%
Extra Hiper	533	-80.9%	n.d.
Drugstores	2	-95.8%	n.d.
Other Discontinued Business(2)	18	-58.3%	n.d.
GPA Brazil(3)	4,724	-33.8%	-0.9%

(1) Revenue mainly from lease of commercial centers

(2) Revenue mainly from lease of commercial centers of discontinued operations

(3) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(4) To reflect the calendar effect, 110 bps were reduced in 1Q22

Second consecutive quarter with positive same-store sale in the New GPA

Total sales of New GPA Brazil reached R$4.2 billion in 1Q22 and, excluding service stations, we reached R$3.8 billion. We ended the first quarter of 2022 with a similar trend to the 4Q of 2021, with positive same-store sales excluding gas stations, despite the impact on stockouts due to logistical adjustments, necessary after the closing of the hypermarket stores (closing of 4 DCs and area reduction in another 4 DCs), and impact on the focus of the operation also generated by the hyper stores’ transaction.

In this first quarter, we had a negative impact on gas station sales, as most of them are in closed store areas for conversion to cash and carry. This tends to be reverted with the opening of the new stores.

Sales from premium formats corresponded to almost 50% of the total gross sales

GPA Brazil’s transition period marked by the exit of the hypermarket format

GPA Brazil is going through a transition period, which began in October 2021 with the announcement of the discontinuation of hypermarket and drugstore stores and should last until the end of the second quarter. During that period, we closed all stores of these formats, adjusted our logistics network, we are working on adapting our principal place of business and IT platforms, and are mainly focused on 5 points of action in our banners, to continue feeding

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dreams and lives with excellence: i) OSA (on-shelf availability), always to meet our customers’ needs; ii) NPS to continually improve our services; iii) Assortment, providing premium and regional products; iv) Conversion, focus on the conversion of stores after the closing of hypermarkets; and v) Expansion, the opening of stores according to the plan announced in 2021.

Temporary impact on stockouts due to adjustment in the logistics network

In the Pão de Açúcar banner, we presented a slight, but important growth, with market share gain in the premium segment. This result gives us confidence that the strategy outlined proves to be a winner. We had a very high unique effect on stockouts, explained by the adjustment in the logistics network due to the exit from hypermarkets. This network adequacy has already been overcome and at the beginning of April, we are already at pre-transaction levels. Another negative impact on the banner was the difficulty in importing in the last 2 months, mainly due to the lack of containers. As a result, the participation of some products in important categories is suffering from stockouts.

In the 1Q, we had two Pão de Açúcar stores reopened to the G7 concept, Indaiatuba and Piracicaba. These two stores are performing in two-digit perishables categories above unrenovated stores and 36 reopenings are planned for Q2. We also started the conversion of 15 hypermarket stores to this banner, with a reopening expected between the 2nd and 3rd quarters. In the assortment review journey, in order to better meet the demand of our customers, we added approximately 500 SKUs in the last few months and we could reach up to 1.000 additional SKUs, which may also replace low-performance assortments in some stores.

Focus on regional assortment for mainstream banners

For Mercado Extra, besides the impacts of logistical adjustments, the banner was impacted in the quarter by the rains in the mountainous region of Rio de Janeiro. At Compre Bem, sales performance was affected by the strong base, but with an improvement in the banner's profitability.

We continue to accelerate the integration of the banners into the e-commerce operation and focus on serving perishables and regionalized assortment. In this quarter, we started the conversion of 9 hypermarket stores to the Mercado Extra format.

On April 29, 2022, we announced a proposal to incorporate the Compre Bem banner, with the purpose of maximizing synergies among mainstream banners.

Constant growth in Proximity format sales

In the Proximity format, during the first quarter of 2022, we opened a new Minuto Pão de Açúcar store and another store in the new Pão de Açúcar Fresh format – a model focused on purchasing fresh products and allowing us to occupy the space between Minuto Pão de Açúcar and the traditional Pão de Açúcar.

Even with a difficult comparison basis, we had a 5.5% growth in same-store sales for this banner, mainly driven by the resumption of flow in transit stores, with people returning to the offices.

Temporary impact of CDs changes on the e-commerce operation

In e-commerce, our GMV was R$369 million in 1Q22, 19% higher than in the same period in 2021. If we exclude sales from hypermarkets in 1Q21, the growth was 44%.

Compared to 4Q21, excluding sales from hypermarkets in e-commerce, our GMV decreased by 4%, mainly explained by the impacts of logistical adjustments and reduced promotions.

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We are implementing several initiatives to strengthen our digital strategy, including:

▪	Improving our competitiveness: resumption of promotions in specific categories such as wine, beers, personal care, pet shop, and others;
▪	Attracting new sales: implementation of logistics hubs in places where we no longer have brick and mortar stores such as Salvador, Belo Horizonte, and Curitiba. These hubs will serve our customers of Pão de Açúcar and Clube Extra, in addition to all our e-commerce partners;
▪	Operating improvement: in logistics and IT, with the automation of service via WhatsApp and the OMS tool.

Private-label brands with quality products at the best value for money

Our private-label brands have the purpose of offering quality products at the best value for money, in all operation segments (day-to-day, healthy, superior quality, gourmet etc.) seeking higher profitability, exclusivity and differentiation for the group’s banners. With an increasing demand in Brazil, Qualitá, Taeq, Cheftime, Casíno, Club des Sommeliers and Finlandek brands closed the 1Q22 representing 21.52% of GPA Brazil’s sales.

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GRUPO ÉXITO

Solid performance in Colombia and improved sales benefited from omnichannel and economic reopening

GROSS REVENUE	1Q22/1Q21
(R$ million)	Selling	% Total Stores	% Total Stores Constant Currency	Same Store Sales(1) Constant Currency
Grupo Éxito	6,916	5.2%	20.3%	20.8%
Colombia	5,215	3.9%	19.5%	20.2%
Uruguay	1,215	5.9%	11.1%	11.8%
Argentina	486	20.2%	66.3%	62.7%

(1) Same-store concept performance considering growth at constant exchange rates. To reflect the calendar effect, in 1Q22, -30 bps was added in Grupo Éxito (-20 bps in Colombia, -70 bps in Uruguay, and -70 bps in Argentina)

Grupo Éxito posted a solid sales performance in 1Q22, as was already shown in previous quarters. Gross revenue totaled R$6.9 billion in the quarter, with same-store growth of 20.8% vs 1Q21 and due to the valuation of the Brazilian real vs the Colombian peso, total store growth was 5.2% YoY.

COLOMBIA

Strong growth in the quarter, despite the challenging macroeconomic environment. Inflation in the last 12 months in the country was 8.5% and, in 1Q22, we had a growth in total sales volume at constant exchange rates above inflation. In same-store sales, growth was 20.2% versus the same period of the previous year. Let us emphasize the Carulla format (similar to the Pão de Açúcar format), with a significant 17% share in omnichannel sales. This result supports the winning strategy of investments in innovative concepts (Éxito Wow and Carulla Fresh Market) and the important performance of omnichannel in Éxito.

URUGUAY

The macroeconomic context in Uruguay has significantly improved with the resumption of tourism in the country since the end of 2021. Moreover, the country has a more favorable consumption scenario and lower inflation rates. As a result, same-store sales grew 11.8% in the quarter.

ARGENTINA

Sales growth above inflation in the quarter is a reflection of the good performance of commercial centers, increased in-store traffic (due to the reduction of sanitary restrictions related to Covid-19), and consolidation of the real estate business in the country, with the opening of malls and leisure spaces.

For further information on the results of Grupo Éxito, please find below the link to the released earnings: https://www.grupoexito.com.co/en/financial-information

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Financial Performance

GPA BRAZIL

In the first quarter of 2022, we have two views for GPA Brazil’s result, for a better analysis of our businesses: the accounting view and the pro-forma view. In applying IFRS5/CPC 31 “Noncurrent Assets Held for Sale and Discontinued Operations”, certain expenses recorded in the Gross Profit, Selling, General and Administrative Expenses cannot be reclassified to net profit of the discontinued operations in accounting since they are only partially related to discontinued operations. Hence, this proration was made for “pro-forma” purposes only and must cease as the expenses reach their new recurring level.

R$ million, except when indicated	GPA Brazil(1)
	1Q22	1Q21	Δ
Gross Revenue	4,171	4,249	-1.8%
Net Revenue	3,893	3,965	-1.8%
Gross Profit	1,035	1,064	-2.7%
Gross Margin	26.6%	26.8%	-20 bps
Selling, General, and Administrative Expenses	(761)	(755)	0.8%
% of Net Revenue	19.6%	19.0%	60 bps
Equity Income	8	15	-47.1%
Adjusted EBITDA(2)	299	348	-13.9%
Adjusted EBITDA Margin(2)	7.7%	8.8%	-110 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

GPA BRAZIL – PRO-FORMA

R$ million, except when indicated	GPA Brazil – Pro-Forma(1)
	1Q22	1Q21	Δ
Gross Revenue	4,171	4,249	-1.8%
Net Revenue	3,893	3,965	-1.8%
Gross Profit	1,052	1,062	-0.9%
Gross Margin	27.0%	26.8%	20 bps
Selling, General, and Administrative Expenses	(759)	(735)	3.2%
% of Net Revenue	19.5%	18.5%	100 bps
Equity Income	8	15	-47.1%
Adjusted EBITDA(2)	321	368	-12.8%
Adjusted EBITDA Margin(2)	8.2%	9.3%	-110 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

The Gross Profit of GPA Brazil totaled R$1.1 billion in the first quarter and 27.0% margin, 20 bps better when compared to 1Q21, a result that was achieved controlling promotions in a high-inflation scenario.

The Selling, General and Administrative Expenses totaled R$759 million in the quarter. It is worth noting that nominal growth was 3.2%, significantly below the inflation for the period, which was 11.3% (12-month IPCA). This was possible because of the initiatives for controlling costs, mainly, freight, expenses with personnel (productivity

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improvement) and marketing reduction. In 1Q22 SG&A represented 19.5% of Net Revenue – an increase of 100 bps vs 1Q21.

The Equity Income totaled R$8 million in 1Q22, negatively affected by the increase in the allowance for doubtful accounts in the FIC, due to a macroeconomic environment with higher default levels.

As a result of the effects mentioned, GPA Brazil’s Adjusted EBITDA was R$321 million (-12.8% YoY) and Adjusted EBITDA Margin was 8.2%, with a reduction of 110 bps vs. 1Q21. With a greater focus on more profitable formats and our expansion and conversion plan, we expect a dilution of the fixed costs in the first quarters and, as a consequence, an evolution on our profitability margin.

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GRUPO ÉXITO

R$ million, except when indicated	Grupo Éxito
	1Q22	1Q21	Δ
Gross Revenue	6,916	6,571	5.2%
Net Revenue	6,159	5,866	5.0%
Gross Profit	1,556	1,539	1.1%
Gross Margin	25.3%	26.2%	-90 bps
Selling, General, and Administrative Expenses	(1,131)	(1,105)	2.3%
% of Net Revenue	18.4%	18.8%	-40 bps
Equity Income	(24)	20	-219.9%
Adjusted EBITDA(1)	430	484	-11.1%
Adjusted EBITDA Margin(1)	7.0%	8.2%	-120 bps

(1) Profit before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

The Gross Profit of Grupo Éxito in 1Q22 totaled R$1.6 billion (+1.1% YoY) with 25.3% margin, a reduction of 90 bps vs. 1Q21 which refers to lower nonrecurrent real estate development and trading fees in 1Q22 vs. 1Q21.

The Selling, General and Administrative Expenses totaled R$1.1 billion in the 1Q22, an increase below the growth in sales, with a dilution of 40 bps to 18.4% of the net revenue.

Equity Income totaled a loss of R$24 million in 1Q22, which reflects the result of the 50% interest held in Puntos Colombia and in Tuya finance (both joint ventures with Bancolombia), due to a higher level of allowance for doubtful accounts.

The Adjusted EBITDA in 1Q22 totaled R$430 million, a reduction of 11.1% compared to 1Q21. The Adjusted EBITDA Margin reduced 120 bps compared to the same period of the previous year, reaching 7.0%, due to the impacts mentioned above.

In the shopping mall operation, the largest operator in Colombia, Viva Malls, reached an EBITDA margin of 35.9% in 1Q21, corresponding to 11.9% of the Consolidated EBITDA in Colombia in local currency.

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OTHER OPERATING REVENUE (EXPENSES)

In the quarter, Other Revenue (Expenses) reached R$23 million. The result is mainly related to labor contingencies, expenses with restructuring and property and equipment assets.

FINANCIAL RESULT

FINANCIAL RESULT	Consolidated
(R$ Million)	1Q22	1Q21	Δ
Financial Revenue	127	40	219.3%
Financial Expenses	(312)	(129)	142.4%
Cost of Debt	(210)	(62)	240.0%
Cost of Receivables Discount	(12)	(0)	n.d.
Other financial expenses	(79)	(66)	19.6%
Net exchange variation	(11)	(1)	n.d.
Net Financial Revenue (Expenses)	(186)	(89)	108.2%
% of Net Revenue	-1.8%	-0.9%	-90 bps
Interest on lease liabilities	(118)	(116)	1.8%
Net Financial Revenue (Expenses) - Post IFRS 16	(304)	(205)	47.9%
% of Net Revenue - Post IFRS 16	-3.0%	-2.1%	-90 bps

GPA Consolidated's net financial result totaled an expense of R$304 million in the quarter, representing 3.0% of net revenue. Excluding interest on lease liabilities, it reached R$186 million in the quarter, equivalent to 1.8% of net revenue.

The main changes in the financial results in the quarter were:

•	Financial revenue: the increase to R$127 million in 1Q22 (vs. R$40 million in 1Q21), reflects:
○	Higher cash profitability due to the increase in interest rates for the period;
○	R$71 million, related to the adjustment for inflation for Extra Hiper assignment.

•	Financial expenses (including the cost of receivables discount): reached R$312 million in 1Q22 vs. R$129 million in 1Q21, due to a higher debt cost, as a consequence of the CDI increase for the period. In the receivable discount item, the amount for 2021 was allocated to discontinued operations, since most was derived from Hypermarket operations.

NET PROFIT - DISCONTINUED OPERATIONS

As informed on April 4, 2022, we completed the assignment of rights to exploit more than 40 commercial points to Assaí, and adding to the 20 assigned in the 4Q 2021, we ended 1Q22 with 60 assigned points, 86% of total. Hence, the net profit in the quarter from discontinued activities was R$1,510 million, where:

•	R$3.7 billion revenue from the sale of the 40 goodwill and transfer of 11 real estate properties;
•	R$954 million from write-off of assets;
•	R$494 million from project expenses, where:
o	R$136 million refer to the dismissal of employees;
o	R$94 million termination of agreements;
o	R$264 million other expenses related to the transaction (transaction-related costs, inventories, write-off of other balance sheet accounts related to stores and decommissioning);
•	R$229 million from expenses related to the operating result mainly of assigned stores and stores under conversion;
•	R$498 million from income tax expenses.
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NET DEBT

INDEBTEDNESS	Consolidated
(R$ Million)	03/31/2022	03/31/2021
Short-Term Debt	(1,791)	(2,974)
Loans and Financing	(706)	(366)
Debentures	(1,085)	(2,608)
Long-Term Debt	(6,527)	(5,760)
Loans and Financing	(3,973)	(4,259)
Debentures	(2,554)	(1,501)
Total Gross Debt	(8,318)	(8,734)
Cash and Financial investments	3.610	3.891
Net Debt	(4,708)	(4,843)
Adjusted EBITDA(1)	2,230	2,798
On balance Credit Card Receivables not discounted	77	126
Net Debt incl. Credit Card Receivables not discounted	(4,631)	(4,717)
Net Debt incl. Credit Card Receivables not discounted /	-2.1x	-1.7x
Adjusted EBITDA(1)

(1) Adjusted EBITDA pre-IFRS 16, accumulated in the last 12 months

Net debt including the balance of unearned receivables reached R$-4.6 billion in consolidated GPA at the end of the quarter, stable regarding 1Q21. GPA maintains a low ratio of Net Debt/Adjusted EBITDA at -2.1x.

In the last 12 months, the group generated an operating cash flow of R$1.7 billion in the scope of continued activities. As to the discontinued scope, Extra Hiper stores and Drugstores, presented a positive variance of R$0.8 billion.

Evolution of the Pro-Forma net debt (R$ million)

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INVESTMENTS

(R$ Million)	Consolidated
	1Q22	1Q21	Δ
New Stores and Land Acquisition	16	13	23.1%
Store Renovations, Conversions and Maintenance	118	97	21.8%
IT, Digital and Logistics	105	81	29.5%
Total Investments GPA Brazil	239	191	25.1%
Total Investments Grupo Éxito	87	140	-38.2%
Total Investments Consolidated	326	331	-1.7%

Capex totaled R$326 million in 1Q22, of which R$239 million in Brazil and R$87 million in Grupo Éxito. In Brazil, our focus remains on adjusting the Pão de Açúcar banner portfolio for our latest G7 model, in addition to continuous IT investments in our digital platform that provides new technologies. In Grupo Éxito, approximately 78% in local currency was allocated to expansion, innovation, omnichannel and digital transformation activities in the period, and the remaining portion to maintenance and support of operational structures, IT and logistics.

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ESG AT GPA

Agenda with and for society and the environment

GPA BRAZIL

With our sustainability strategy and GPA’s activity pillars, the following are the highlights for 1Q22:

•	Social impact and promotion of opportunities:

We started the year with another group of students benefited by Prosperar, grant program (didactic materials, housing, transportation and food allowances) for young students that pass university entrance exams, but have no socio-economic capacity to bear the university costs. Since it began, Prosperar Program has supported 84 students in public management and business management courses at Fundação Getúlio Vargas (FGV) and Social Sciences and Consumption Sciences at Escola Superior de Propaganda e Marketing (ESPM). Currently, of those assisted by the program, 53% are women and 47% are Black.

•	Fight against climate change:

In addition to the initiatives to reduce scope 1 and 2 emissions (the company's own and indirect emissions from electricity purchased by the company), we provide options for our clients to have more sustainable attitudes, such as Pão de Açúcar-Unilever Recycling Stations, a partnership with Unilever since 2001. Currently, 101 stores have Recycling Stations to dispose of recyclable materials such as paper, glass, metal, cooking oil and plastic.  In 1Q22, we reached more than 5.5 tons of recyclable materials collected, on average, per station each month. Since the beginning of the Program, more than 129 thousand tons have been collected in partnership with 24 recyclable material collector association and partner companies.

•	Promotion of diversity and inclusion:

We continue progressing on gender equity, contributing to speed up development of our female employees, increasing their presence in leadership positions (today 36% of leadership positions are held by women – managing positions and above). In the last 3 years, we have trained more than 700 women in different positions (managers, coordinators, advisors, and analysts) with our women leadership development programs, and, in 2022, we will open 500 places, and will also have a specific class with 70 places for the Development Program totally focused on Black women.

•	Integrated management and transparency:

We closed 1Q22 with the publication of the Company’s Annual and Sustainability Report, a document that gathers the company’s main achievements of 2021 and transparency in our commitments, encompassing topics related to corporate governance, value chain, fight against climate change, valuing our people and social impact, in addition to our business strategies, digital platform, innovation and important transformations. The non-financial indicators in the Report were audited by KPMG, according to the CSR Program Casino methodology, which follows the legal and regulatory rules in France. The Report can be accessed through the IR website.

14

GRUPO ÉXITO

In the 1st quarter of 2022, we made significant progress as to the sustainability agenda. The following can be highlighted in the period:

•	Zero malnutrition:
o	23,960 children helped by the nutrition programs. A 3% increase compared to the same period in 2021, 40% of the target for the year (60,000).

•	Environment:
o	5,013 tons of recyclable materials collected by the operation. A 4% increase compared to the same period in 2021, 24% of the target for the year (21,000);
o	204 tons of post-consumption recyclable materials (collected from consumers), a 57% increase compared to 1Q21.

•	Governance and Transparency:
o	Acknowledgement as a company committed to Integrity, with an award from Anti-Corruption Institute.

•	Value Chain:
o	90.25% fruit and vegetables bought locally, virtually in line with the target for the year of 91%.

15

BREAKDOWN OF STORE CHANGES BY BANNER

In 1Q22, we concluded the process of closing Extras hypermarkets and drugstores, concluding the operation of 41 hypermarkets, leaving 31 stores under conversion or analysis, and closing 68 drugstores. In the same period, we opened 2 stores in the Minuto Pão de Açúcar format, continuing our expansion plan. In Grupo Éxito we closed 4 stores for conversion in Colombia and we closed another 14 stores (13 in Colombia and 1 in Uruguay) to optimize our portfolio.

	4Q21	1Q22
	Stores	Openings	Openings by conversion	Closing	Closing to conversion	Stores	Sales area ('000 sq. m.)
GPA Brazil	809	2	0	-110	0	701	704
Pão de Açúcar	181	0	0	0	0	181	233
Mercado Extra	146	0	0	0	0	146	163
Compre Bem	28	0	0	0	0	28	33
Mini Extra	141	0	0	0	0	141	35
Minuto Pão de Açúcar	99	2	0	-1	0	100	25
Gas Stations	74	0	0	0	0	74	58
Drugstores	68	0	0	-68	0	0	0
Extra Hiper	72	0	0	-41	0	0	0
Stores in Conversion / Analysis	0	0	0	0	0	31	157
Grupo Éxito	620	1	0	-14	-4	603	1,020
Colombia	503	1	0	-13	-4	487	824
Uruguay	92	0	0	-1	0	91	92
Argentina	25	0	0	0	0	25	104
Total Group	1,429	3	0	-124	-4	1,304	1,724

16

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ Million)	ASSETS
	Consolidated		GPA Brazil		Grupo Éxito

	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Current Assets	14,035	13,650	8,289	7,627	5,660	5,913
Cash and Marketable Securities	3,610	3,891	2,104	2,418	1,442	1,401
Accounts Receivable	756	596	325	279	426	312
Credit Card	75	82	74	86	-	-
Sales Vouchers and Trade Account Receivable	666	508	205	141	457	358
Allowance for Doubtful Accounts	(35)	(48)	(1)	(1)	(34)	(47)
Resulting from Commercial Agreements	50	54	47	53	3	1
Inventories	4,882	6,775	2,067	3,669	2,815	3,103
Recoverable Taxes	2,084	1,538	1,391	784	691	753
Noncurrent Assets for Sale	286	111	255	78	31	33
Credits with Related Parties - CP	1,794	-	1,794	-	-	-
Prepaid Expenses and Other Accounts Receivables	623	740	353	398	254	311
Noncurrent Assets	30,722	36,383	14,431	16,694	16,211	19,614
Long-Term Assets	5,559	4,749	5,347	4,476	239	288
Accounts Receivable	3	44	3	39	-	5
Credit Cards	3	44	3	39	-	5
Recoverable Taxes	2,039	2,930	2,039	2,930	-	-
Deferred Income Tax and Social Contribution	465	79	451	64	-	-
Amounts Receivable from Related Parties	1,631	219	1,572	138	102	110
Judicial Deposits	733	591	733	587	1	3
Prepaid Expenses and Others	688	888	549	718	137	170
Investments	1,233	1,316	798	785	435	531
Investment Properties	2,944	3,764	-	-	2,944	3,764
Property and Equipment	15,542	20,275	6,341	9,384	9,195	10,883
Intangible Assets	5,444	6,278	1,946	2,050	3,397	4,148
TOTAL ASSETS	44,757	50,034	22,719	24,322	21,871	25,527

17

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ Million)	LIABILITIES
	Consolidated		GPA Brazil		Grupo Éxito

	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Current Liabilities	12,670	15,727	5,750	8,398	6,770	7,162
Suppliers	6,487	7,763	2,243	3,376	4,220	4,367
Loans and Financing	716	366	199	22	517	343
Debentures	1,085	2,608	1,085	2,608	-	-
Lease Liability	876	947	537	564	338	382
Payroll and Related Charges	630	814	329	483	287	314
Taxes and Social Contribution Payable	815	737	517	359	296	376
Financing for Purchase of Fixed Assets	128	108	68	55	60	52
Debt with Related Parties	305	230	196	115	83	84
Advertisement	22	29	22	28	-	-
Provision for Restructuring	11	16	8	11	3	5
Unearned Revenue	249	260	44	36	125	133
Others	1,346	1,849	501	741	841	1,104
Long-Term Liabilities	15,287	17,123	11,533	12,560	3,750	4,561
Loans and Financing	3,979	4,264	3,073	2,967	907	1,297
Debentures	2,554	1,501	2,554	1,501	-	-
Lease Liability	5,194	7,453	3,400	5,412	1,792	2,041
Financing by purchasing assets	66	108	-	-	66	108
Related Parties	90	167	90	167	-	-
Deferred Income Tax and Social Contribution	862	1,038	6	93	855	944
Tax Installments	130	225	125	218	4	7
Provision for Contingencies	1,472	1,387	1,372	1,255	100	132
Unearned Revenue	62	18	62	18	-	-
Provision for loss on investment in Associates	642	676	642	676	-	-
Others	235	285	210	254	25	32
Shareholders' Equity	16,801	17,183	5,437	3,364	11,351	13,805
Attributed to controlling shareholders	14,283	14,007	5,437	3,364	8,834	10,629
Capital	5,859	5,650	5,859	5,650	-	-
Capital Reserves	297	270	297	270	-	-
Profit Reserves	8,463	6,250	(383)	(4,393)	9,620	10,435
Other Comprehensive Results	(336)	1,837	(336)	1,837	(786)	194
Minority Interest	2,518	3,176	-	-	2,517	3,176
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	44,757	50,034	22,719	24,322	21,871	25,527

18

INCOME STATEMENT – 1st QUARTER OF 2022

R$ Million	Consolidated(1)			GPA Brazil			Grupo Éxito
	1Q22	1Q21	Δ	1Q22	1Q21	Δ	1Q22	1Q21	Δ
Gross Revenue	11,105	10,836	2.5%	4,171	4,249	-1.8%	6,916	6,571	5.2%
Net Revenue	10,069	9,844	2.3%	3,893	3,965	-1.8%	6,159	5,866	5.0%
Cost of Goods Sold	(7,414)	(7,177)	3.3%	(2,840)	(2,877)	-1.3%	(4,574)	(4,297)	6.5%
Depreciation (Logistics)	(47)	(54)	-14.0%	(18)	(24)	-26.0%	(29)	(30)	-4.4%
Gross Profit	2,608	2,613	-0.2%	1,035	1,064	-2.7%	1,556	1,539	1.1%
Selling Expenses	(1,494)	(1,444)	3.5%	(622)	(590)	5.5%	(863)	(825)	4.6%
General and Administrative Expenses	(420)	(464)	-9.4%	(139)	(166)	-15.9%	(268)	(280)	-4.4%
Selling, General and Adm. Expenses	(1,914)	(1,907)	0.4%	(761)	(755)	0.8%	(1,131)	(1,105)	2.3%
Equity Income(2)	(86)	(14)	502.1%	8	15	-47.1%	(24)	20	-219.9%
Other Operating Revenue (Expenses)	(23)	(54)	-58.3%	(20)	(38)	-46.2%	(1)	(16)	-93.1%
Depreciation and Amortization	(409)	(409)	-0.1%	(219)	(207)	5.6%	(185)	(199)	-7.4%
Earnings before interest and Taxes - EBIT	177	228	-22.3%	42	78	-46.4%	216	238	-9.5%
Financial Revenue	171	82	107.8%	106	27	291.3%	63	55	14.9%
Financial Expenses	(474)	(288)	64.9%	(343)	(161)	112.3%	(129)	(125)	2.9%
Net Financial Result	(304)	(206)	47.7%	(237)	(134)	76.1%	(66)	(71)	-6.4%
Income (Loss) Before Income Tax	(127)	22	-674.7%	(195)	(56)	245.9%	150	168	-10.7%
Income Tax	42	96	-55.8%	129	128	1.2%	(86)	(40)	113.9%
Net Income (Loss) Company - continuing operations	(85)	118	-172.0%	(66)	71	-192.3%	63	127	-50.3%
Net Result from discontinued operations	1,510	10	n.d.	1,510	10	n.d.	-	(0)	-100.0%
Net Income (Loss) - Consolidated Company	1,425	127	n.d.	1,444	81	n.d.	63	127	-50.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	(111)	103	-208.2%	(66)	71	-192.3%	37	110	-66.4%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	1,510	10	n.d.	1,510	10	n.d.	-	(0)	-100.0%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1,399	112	n.d.	1,444	81	n.d.	37	110	-66.4%
Minority Interest - Non-controlling - continuing operations	26	15	76.1%	-	-	-	26	17	51.0%
Minority Interest - Non-controlling - discontinued operations	-	(0)	-100.0%	-	-	-	-	(0)	-100.0%
Minority Interest - Non-controlling - Consolidated	26	15	76.1%	-	-	-	26	17	51.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	632	691	-8.5%	279	310	-9.9%	429	468	-8.2%
Adjusted EBITDA(4)	655	745	-12.2%	299	348	-13.9%	430	484	-11.1%

% of Net Revenue	Consolidated(1)		GPA Brazil		Grupo Éxito
	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21
Gross Profit	25.9%	26.5%	26.6%	26.8%	25.3%	26.2%
Selling Expenses	-14.8%	-14.7%	-16.0%	-14.9%	-14.0%	-14.1%
General and Administrative Expenses	-4.2%	-4.7%	-3.6%	-4.2%	-4.3%	-4.8%
Selling, General and Adm. Expenses	-19.0%	-19.4%	-19.6%	-19.0%	-18.4%	-18.8%
Equity Income(2)	-0.9%	-0.1%	0.2%	0.4%	-0.4%	0.3%
Other Operating Revenue (Expenses)	-0.2%	-0.6%	-0.5%	-1.0%	0.0%	-0.3%
Depreciation and Amortization	-4.1%	-4.2%	-5.6%	-5.2%	-3.0%	-3.4%
Earnings before interest and Taxes - EBIT	1.8%	2.3%	1.1%	2.0%	3.5%	4.1%
Net Financial Result	-3.0%	-2.1%	-6.1%	-3.4%	-1.1%	-1.2%
Income (Loss) Before Income Tax	-1.3%	0.2%	-5.0%	-1.4%	2.4%	2.9%
Income Tax	0.4%	1.0%	3.3%	3.2%	-1.4%	-0.7%
Net Income (Loss) Company - continuing operations	-0.8%	1.2%	-1.7%	1.8%	1.0%	2.2%
Net Income (Loss) - Consolidated Company	14.2%	1.3%	37.1%	2.0%	1.0%	2.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	-1.1%	1.0%	-1.7%	1.8%	0.6%	1.9%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	13.9%	1.1%	37.1%	2.0%	0.6%	1.9%
Minority Interest - Non-controlling - continuing operations	0.3%	0.2%	0.0%	0.0%	0.4%	0.3%
Minority Interest - Non-controlling - Consolidated	0.3%	0.2%	0.0%	0.0%	0.4%	0.3%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	6.3%	7.0%	7.2%	7.8%	7.0%	8.0%
Adjusted EBITDA(4)	6.5%	7.6%	7.7%	8.8%	7.0%	8.2%

(1) Consolidated considering the result of other supplementary businesses
(2) Equity income includes the CDiscount’s results in the Consolidated figures
(3) Net profit after minority interest - non-controlling
(4) Adjusted by Other Operating Revenue (Expenses)

19

CASH FLOW – CONSOLIDATED(*)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	03/31/2022	03/31/2021
Net Income (Loss) for the period	1,425	127
Deferred income tax	156	(114)
Loss (gain) on disposal of fixed and intangible assets	(2,753)	32
Depreciation and amortization	488	548
Interests and exchange variation	427	246
Equity Income	86	14
Provision for contingencies	48	3
Provision for write-offs and losses	(4)	-
Share-Based Compensation	6	7
Allowance for doubtful accounts	14	18
Provision for obsolescence/breakage	(32)	(19)
Appropriable revenue	(106)	(91)
Gain on sale of subsidiary	1	-
Loss (gain) on write-off of lease liabilities	(39)	(21)
Asset (Increase) decreases
Accounts receivable	21	51
Inventories	151	(151)
Taxes recoverable	(8)	(343)
Other Assets	(60)	(99)
Related parties	(146)	(48)
Restricted deposits for legal proceeding	(8)	(29)
Liability (Increase) decrease
Suppliers	(3,170)	(3,766)
Payroll and charges	(148)	(95)
Taxes and Social contributions payable	299	168
Other Accounts Payable	(312)	158
Contingencies	(44)	(24)
Deferred revenue	(15)	47
Taxes and Social contributions paid	(98)	(117)
Net cash generated from (used) in operating activities	(3,821)	(3,498)
Acquisition of property and equipment	(281)	(270)
Increase Intangible assets	(45)	(61)
Sales of property and equipment	924	11
Acquisition of property for investment	(7)	(93)
Net cash flow investment activities	591	(413)
Cash flow from financing activities
Funding and refinancing	328	1,015
Payments of loans and financing	(1,143)	(1,528)
Dividend Payment	(35)	(36)
Company acquisition	(3)	-
Resources obtained from the offering of shares and non-controlling shareholders	-	7
Transactions with minorities	-	(2)
Lease liability payments	(400)	(430)
Net cash generated from (used) in financing activities	(1,253)	(974)
Monetary variation over cash and cash equivalents	(181)	65
Increase (decrease) in cash and cash equivalents	(4,664)	(4,820)
Cash and cash equivalents at the beginning of the year	8,274	8,711
Cash and cash equivalents at the end of the year	3,610	3,891
Change in cash and cash equivalents	(4,664)	(4,820)

20

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ Million)	Breakdown of Net Sales by Business
	1Q22	1Q21	Δ
Pão de Açúcar	1,710	1,734	-1.4%
Mercado Extra / Compre Bem	1,251	1,244	0.6%
Proximity(1)	537	497	8.1%
Gas Stations	362	442	-18.1%
Other Business(2)	32	48	-32.7%
GPA Brazil ex hyper and drugstores	3,893	3,965	-1.8%
Extra Hiper	487	2,519	-80.7%
Drugstores	2	50	-95.9%
Other Discontinued Business(3)	17	40	-58.1%
GPA Brazil	4,399	6,574	-33.1%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar, and Aliados

(2) Revenue from lease of commercial centers

(3) Revenue from lease of commercial centers of discontinued operations

21

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 4, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.